SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

MOGU Inc.
(Name of Issuer)

Class A Ordinary Shares par value of $0.00001 per share
(Title of Class of Securities)

608012100**
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for the reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 608012100 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on the New York Stock Exchange under the symbol "MOGU." Each ADS represents 25 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608012100	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 130,587,128 Class A Ordinary Shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 130,587,128 Class A Ordinary Shares
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,587,128 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IA

* Hillhouse Capital Advisors, Ltd., an affiliate of the Reporting Person, is separately filing a Schedule 13D/A with respect to additional Class A Ordinary Shares held by certain of their affiliates as further described therein and in Item 2 hereof.

CUSIP No. 608012100	13G	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is MOGU Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive office is located at Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road, Xihu District, Hangzhou, 310012, People’s Republic of China.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by Hillhouse Capital Management, Ltd., an exempted Cayman Islands company ("HCM" or the "Reporting Person"), with respect to the portion of the Class A Ordinary Shares (as defined in Item 2(d) below) held by Hillhouse MGJ Holdings Limited, a BVI business company and Hillhouse MLS Holdings Limited, a BVI business company (the "Hillhouse Entities") that is attributable to the ownership interest of Fund II (as defined below) in each of the Hillhouse Entities. Each of the Hillhouse Entities is owned by Hillhouse Fund II, L.P. ("Fund II"), Gaoling Fund, L.P. ("Gaoling") and YHG Investment, L.P. ("YHG"). HCM acts as the sole management company of Fund II. HCM is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Class A Ordinary Shares attributable to Fund II.

Hillhouse Capital Advisors, Ltd., an exempted Cayman Islands company and an affiliate of HCM ("HCA"), acts as the sole management company of Gaoling, and the sole general partner of YHG. As further described therein, HCA is separately filing a Schedule 13G with respect to the Class A Ordinary Shares attributable to Gaoling and YHG.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of the Reporting Person is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Item 2(c).	CITIZENSHIP
Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class A Ordinary Shares, par value of $0.00001 per share (the "Class A Ordinary Shares").

Item 2(e).	CUSIP NUMBER
There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 608012100 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on the New York Stock Exchange under the symbol "MOGU." Each ADS represents 25 Class A Ordinary Shares.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

CUSIP No. 608012100	13G	Page 4 of 6 Pages

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP
The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 2,369,166,700 Class A Ordinary Shares outstanding, as reported in the Company’s Prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on December 6, 2018.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

CUSIP No. 608012100	13G	Page 5 of 6 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 608012100	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 10, 2019

HILLHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer